UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13G

		    Under the Securities Exchange Act of 1934
				(Amendment No.1)*

NAME OF ISSUER:		Fossil Group, Inc.

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	34988V106

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:	December 31, 2016

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:	34988V106

(1)	Names of Reporting Persons  The Bank of New York Mellon Corporation
	IRS Identification Nos. of Above Persons	  IRS No.13-2614959

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      New York

Number of Shares 		(5)  Sole Voting Power             466,630
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power        523,472

				(8)  Shared Dispositive Power           30

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                      523,752

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               1.09%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	34988V106

(1)	Names of Reporting Persons              MBC Investments Corporation
	IRS Identification Nos. of Above Persons	  IRS No.51-0301132

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power             183,730
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power        240,852

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                      240,852

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               0.50%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	34988V106

(1)	Names of Reporting Persons    Mellon Capital Management Corporation
	IRS Identification Nos. of Above Persons	  IRS No.25-1442864

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power             183,730
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power        240,852

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                      240,852

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               0.50%

(12) Type of Reporting Person (See Instructions)			IA



				SCHEDULE 13G

Item 1(a)    Name of Issuer:	Fossil Group, Inc.

Item 1(b)    Address of Issuer's Principal Executive Office:

                               901 S. Central Expressway
                               Richardson, TX  75080
                               United States

Item 2(a)    Name of Person Filing:   The Bank of New York Mellon Corporation
                                      and any other reporting person(s)
                                      identified on the second part of the
                                      cover page(s) and Exhibit I

Item 2(b)     Address of Principal Business Office, or if None, Residence:
                                   C/O The Bank of New York Mellon Corporation
                                       225 Liberty Street
                                       New York, New York 10286
                                       (for all reporting persons)

Item 2(c)     Citizenship:           See cover page and Exhibit I

Item 2(d)     Title of Class of Securities:	Common Stock

CUSIP Number	34988V106

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person ") for each reporting person.

           Symbol Category

            BD   =   Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934

            BK   =   Bank as defined in Section 3(a)(6) of the Securities
                     Exchange Act of 1934

            IV   =   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

            IA   =   Investment Advisor registered under Section 203 of the
                     Investment Advisors Act of 1940

            EP   =   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Section 240.13 - d(1)(b)(1)(ii)(F)

            HC   =   Parent Holding Company, in accordance with Section
                     240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of The Bank of New York Mellon Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538 (January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked: (    ) The Bank of New York
Mellon and/or (    ) The Bank of New York Mellon Trust Company, National
Association is/are the trustee of the issuer's employee benefit plan (the
Plan), which is subject to ERISA. The securities reported include all shares held of record by such reporting person(s) as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X)

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct. This filing is signed by The Bank of New York Mellon Corporation on behalf of all reporting entities pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.
Date:	 January 09, 2017

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ IVAN R. ARIAS
--------------------------
  Ivan R. Arias
  Attorney-In-Fact

                                   EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of The Bank of New York Mellon Corporation, as marked (X):

(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act" (15 U.S.C. 78c) or "Item 3(j)A non-U.S. institution in accordance with Rule 240.13d-1
     (b)(1)(ii)(J)"

     (X) The Bank of New York Mellon (parent holding company of Mellon Overseas Investment Corporation; BNY International Financing Corporation;
          The Bank of New York Mellon SA/NV; Cutwater Holdings, LLC)
     ( )  The Bank of New York Mellon Trust Company, National Association
     (X)  BNY Mellon, National Association
     ( )  BNY Mellon Trust of Delaware
     ( ) The Bank of New York Mellon SA/NV (parent holding company of BNY Mellon Service Kapitalanlage-Gesellschaft mbH)

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) An investment adviser in accordance with Section 240.13d-1
     (b)(1)(ii)(E)" or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( ) ARX Investimentos Ltda (parent holding company of BNY Mellon Alocacao de Patrimonia Ltda.)
     ( )  BNY Mellon Alocacao de Patrimonia Ltda
     ( )  BNY Mellon Servicos Financeiros Distribuidora de
          Titulos e Valores Mobiliarios S.A.(parent holding company of BNY Mellon Administracao de Ativos Ltda.)
     ( )  BNY Mellon Administracao de Ativos Ltda.
     ( )  The Boston Company Asset Management LLC
     (X) The Dreyfus Corporation (parent holding company of MBSC Securities Corporation)
     ( )  Insight Investment Management (Global) Limited
     (X)  Lockwood Advisors, Inc.
     (X)  Mellon Capital Management Corporation
     ( )  Newton Investment Management (North America) Limited
     ( )  Newton Investment Management Limited
     ( )  Standish Mellon Asset Management Company LLC
     ( ) CenterSquare Investment Management Holdings, Inc.(parent holding company of CenterSquare Investment Management, Inc.)
     ( )  CenterSquare Investment Management, Inc.
     ( )  Walter Scott & Partners Limited
     ( )  BNY Mellon Wealth Management, Advisory Services, Inc.
     ( )  BNY Mellon Trust Company(Cayman) Limited
     ( )  BNY Mellon Investment Management Cayman Limited
     ( )  Cutwater Asset Management Corporation
     ( )  Cutwater Investor Services Corporation
     ( )  Pareto Investment Management Limited
     ( )  BNY Mellon Asset Management Japan Limited

(C) The Item 3 classification of each of the subsidiaries listed below is "Item 3(a) Broker or dealer registered under Section 15 of the Act"
     (15 U.S.C. 78c) or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( )  BNY Mellon Capital Markets, LLC
     ( )  MBSC Securities Corporation
     ( )  Pershing LLC

(D) The Item 3 classification of each of the subsidiaries listed below is "Item 3(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)"

     (X)  The Bank of New York Mellon Corporation
     ( )  B.N.Y. Holdings (Delaware) Corporation (parent holding company of
          BNY Mellon Trust of Delaware)
     ( )  MAM (MA) Holding Trust (parent holding company of Standish
          Mellon Asset Management Company LLC; The Boston Company
          Asset Management LLC)
     (X) MBC Investments Corporation (parent holding company of Mellon Capital Management Corporation; BNY Mellon Investment Management(Jersey) Ltd.; BNY Mellon Investment Management APAC LP)
     ( ) BNY Mellon Investment Management (Jersey) Ltd. (parent holding company of BNY Mellon Investment Management (Europe) Ltd.)
     ( ) BNY Mellon Investment Management (Europe) Ltd. (parent holding company of BNY Mellon Investment Management Europe Holdings Ltd.;
          BNY Mellon Investment Management Cayman Ltd.)
     ( ) BNY Mellon Investment Management Europe Holdings Ltd. (parent holding company of BNY Mellon International Asset Management Group Limited)
     ( ) BNY Mellon International Asset Management Group Limited (parent holding company of Newton Management Limited; BNY Mellon International Asset Management (Holdings) Limited; Insight Investment Management Limited)
     ( ) Newton Management Limited (parent holding company of Newton Investment Management (North America) Limited; Newton Investment Management Limited)
     ( ) BNY Mellon International Asset Management (Holdings) Limited (parent holding company of BNY Mellon International Asset Management (Holdings) No. 1 Limited)
     ( ) BNY Mellon International Asset Management (Holdings) No. 1 Limited (parent holding company of Walter Scott & Partners Limited)
     ( ) Insight Investment Management Limited (parent holding company of Insight Investment Management (Global) Limited; Pareto
          Investment Management Limited)
     ( ) BNY Mellon Investment Management APAC LP (Parent holding company of BNY Mellon Investment Management (APAC) Holdings Limited
     ( ) BNY Mellon Investment Management (APAC) Holdings Limited (parent holding company of BNY Mellon Asset Management Japan Limited)
     (X) Pershing Group LLC (parent holding company of Lockwood Advisors, Inc; Pershing LLC)
     ( ) Mellon Overseas Investment Corporation (parent holding company of Mellon Canada Holding Company; BNY Mellon Participacoes Ltda.)
     ( ) Mellon Canada Holding Company (parent holding company of BNY Mellon Wealth Management, Advisory Services, Inc)
     ( ) BNY Mellon Participacoes Ltda.(parent holding company of BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A.)
     ( )  BNY International Financing Corporation (parent holding company of
          BNY Mellon Trust Company (Cayman) Limited)
     ( ) Cutwater Holdings LLC (parent holding company of Cutwater Asset Management Corporation; Cutwater Investor Services Corporation)
     ( )  BNY Capital Markets Holdings, Inc. (parent holding company of
          BNY Mellon Capital Markets, LLC)


NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A), (B), (C) AND (D) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF THE BANK OF NEW YORK MELLON CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON THE BANK OF NEW YORK MELLON CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED
SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR THE BANK OF NEW YORK MELLON CORPORATION).

                          POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a "Company") does hereby make, constitute and appoint each of Nicholas R. Darrow, Ivan Arias and Andrew Weiser (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, associated with the Global Holdings Reporting Group and designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings, be they written or oral, required to be made by the Company with respect to securities which may be deemed to be beneficially owned by the Company or under the Company's investment discretion under:

       *the Securities Exchange Act of 1934, as amended (the "Exchange
	Act"), including those filings required to be submitted on Form 13F, Schedule 13G, Schedule 13D and Forms 3, 4 and 5, and

       *the laws of any jurisdiction other than the United States of America, including those filings made to disclose securities holdings as required to be submitted to regulatory agencies, exchanges and/or issuers, giving and granting unto each said attorney-in-fact power and authority to correspond with issuers, regulatory authorities, and other entities as is required in support of the filings referenced above, and to act in the premises as fully and to all intents and purposes as the Company might or could do to comply with the applicable regulations if personally present by one of its authorized signatories (including, but not limited to, instructing local counsel on a Company's behalf), hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or to whom power of attorney has been hereby granted cease(s) to be an persons employee of The Bank of New York Mellon Corporation or one of its affiliates.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


-----------------------------------------------------------------------------
|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON              BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ CURTIS ARLEDGE                   By: /S/ DONALD HEBERLE
    ----------------------                    ---------------------
    Curtis Arledge                            Donald Heberle
    Vice Chairman                             Chief Executive Officer
Date:  August 26, 2015                   Date:  September 16, 2015


BNY MELLON, NATIONAL ASSOCIATION         THE BANK OF NEW YORK MELLON SA/NV

By: /S/ THOMAS J. DICKER                 By: /S/ LAURA AHTO
    ---------------------                    ------------------
    Thomas J. Dicker                         Laura Ahto
    Chief Operating Officer                  Chief Executive Officer
Date:  October 9, 2015                   Date: May 17, 2016


THE BANK OF NEW YORK MELLON              THE BANK OF NEW YORK MELLON

By: /S/ MITCHELL E. HARRIS               By: /S/ CURTIS ARLEDGE
    ----------------------                   ---------------------
    Mitchell E. Harris                        Curtis Arledge
    Senior Executive Vice President           Vice Chairman
Date:  September 18, 2015                  Date:  August 26, 2015


THE BANK OF NEW YORK MELLON TRUST        THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION            COMPANY, NATIONAL ASSOCIATION

By: /S/ ANTONIO PORTUONDO                By: /S/ KURTIS R. KURIMSKY
    ----------------------                   ---------------------
    Antonio Portuondo                         Kurtis R. Kurimsky
    President                                 Executive Vice President
Date:  October 20, 2015                  Date:  March 8, 2016


BNY MELLON TRUST OF DELAWARE             BNY MELLON TRUST OF DELAWARE

By: /S/ JAMES P. AMBAGIS                 By: /S/ LEE JAMES WOOLLEY
    ----------------------                   ---------------------
    James P. Ambagis                           Lee James Woolley
    President                                  Chairman and
                                               Chief Executive Officer
Date:  October 21, 2015                  Date:  October 19, 2015


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC                             BNY MELLON CAPITAL MARKETS, LLC

By: /S/ CLAIRE SANTANIELLO               By: /S/ JEFF GEARHART
    ---------------------                    ----------------------
    Claire Santaniello                       Jeff Gearhart
    Chief Administrative Officer             Chief Operating Officer
    and Chief Risk Officer
Date:  May  24, 2016                     Date:  October 19, 2016


ARX INVESTIMENTOS LTDA                   ARX INVESTIMENTOS LTDA

By: /S/ CAMILA SOUZA                     By: /S/ GUILHERME ABRY
    ----------------------                   ---------------------
    Camila Souza                             Guilherme Abry
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


BNY MELLON SERVICOS FINANCEIROS          BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES       DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A.                         MOBILIARIOS S.A.

By: /S/ CARLOS ALBERTO SARAIVA           By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
    ----------------------                   -----------------------------------
    Carlos Alberto Saraiva                   Marcus Vinicius Mathias Pereira
    Director                                 Director
Date:  May 5, 2016                       Date:  May 5, 2016


BNY MELLON ADMINISTRACAO DE ATIVOS       BNY MELLON ADMINISTRACAO DE ATIVOS
LTDA                                     LTDA

By: /S/ CARLOS ALBERTO SARAIVA           By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
    ----------------------                   -----------------------------------
    Carlos Alberto Saraiva                   Marcus Vinicius Mathias Pereira
    Director                                 Director
Date:  May 5, 2016                       Date:  May 5, 2016


BNY MELLON ALOCACAO DE PATRIMONIO        BNY MELLON ALOCACAO DE PATRIMONIO
LTDA                                     LTDA

By: /S/ GUSTAVO CASTELLO BRANCO          By: /S/ CAMILA SOUZA
    ----------------------                   ---------------------
    Gustavo Castello Branco                  Camila Souza
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


THE BOSTON COMPANY ASSET MANAGEMENT      BNY MELLON ASSET MANAGEMENT JAPAN
LLC                                      LIMITED

By: /S/ BART GRENIER                     By: /S/ SHIZU KISHIMOTO
    ----------------------                   ---------------------
    Bart Grenier                             Shizu Kishimoto
    Chairman and                             Representative Director
    Chief Executive Officer                  and President
Date:  July 16, 2015                     Date:  August 5, 2015


THE DREYFUS CORPORATION                  INSIGHT INVESTMENT MANAGEMENT
                                         (GLOBAL) LIMITED

By: /S/ JAMES BITETTO                    By: /s/ CHARLES FARQUHARSON
    ----------------------                   ----------------------
    James Bitetto                            Charles Farquharson
    Secretary                                Chief Risk Officer
Date:  July 30, 2015                     Date:  February 16, 2016


LOCKWOOD ADVISORS, INC.                  STANDISH MELLON ASSET MANAGEMENT
                                         COMPANY LLC
By: /S/ JOHN J. BRETT                    By: /S/ DAVID LEDUC
    ----------------------                   ----------------------
    John J. Brett                            David Leduc
    Chairman                                 Chief Executive Officer
                                             and Chief Investment Officer
Date:  July 30, 2015                     Date: October 23, 2015


MELLON CAPITAL MANAGEMENT                MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ W. CHRISTOPHER APPLER            By: /S/  KENNETH J. BRADLE
    ----------------------                   ---------------------
    W. Christopher Appler                    Kenneth J. Bradle
    Managing Director and                    President
    Chief Compliance Officer
Date:  August 4, 2015                    Date:  April 29, 2016


NEWTON INVESTMENT MANAGEMENT LIMITED     NEWTON INVESTMENT MANAGEMENT
                                         (NORTH AMERICA) LIMITED

By: /S/  JAMES HELBY                     By: /S/  JAMES HELBY
    ----------------------                   ---------------------
    James Helby                              James Helby
    Director                                 Chief Risk Officer
Date:  July 17, 2015                     Date:  June 30, 2016


CENTERSQUARE INVESTMENT MANAGEMENT       CENTERSQUARE INVESTMENT MANAGEMENT,
HOLDINGS, INC.                           INC.

By: /S/ R. JOSEPH LAW                    By: /S/ R. JOSEPH LAW
    ----------------------                   ----------------------
    R. Joseph Law                            R. Joseph Law
    Chief Financial Officer and              Chief Financial Officer and
    Chief Compliance Officer                 Chief Compliance Officer
Date:  July 15, 2015                     Date:  July 15, 2015


WALTER SCOTT & PARTNERS LIMITED          PARETO INVESTMENT MANAGEMENT LIMITED

By: /S/ RODGER NISBET                    By: /S/ CHARLES FARQUHARSON
    ----------------------                   ----------------------
    Rodger Nisbet                            Charles Farquharson
    Executive Chairman                       Chief Risk Officer
Date: July 15, 2015                      Date: February 16, 2016


BNY MELLON WEALTH MANAGEMENT,            BNY MELLON INVESTMENT MANAGEMENT
ADVISORY SERVICES, INC.                  CAYMAN LTD

By: /S/ MARIE-CLAUDE LEPAGE              By: /S/ BRENDON J. DONNELLAN

    ----------------------                   ----------------------
    Marie-Claude Lepage                      Brendon J.Donnellan
    Chief Compliance Officer                 Director
Date:  May 9, 2016                       Date: August 22, 2016


BNY MELLON TRUST COMPANY                 BNY MELLON TRUST COMPANY
(CAYMAN) LIMITED                         (CAYMAN) LIMITED

By: CANELLA SECRETARIES                  By: CANELLA SECRETARIES
    (CAYMAN) LTD, Secretary                  (CAYMAN) LTD, Secretary
By: /S/GILLIAN NELSON                    By: /S/ PATRICIA BRUZIO
    -----------------------                  -----------------------
    Gillian Nelson                           Patricia Bruzio
    Authorized Person                        Authorized Person
Date: May 17, 2016                       Date: May 17, 2016


CUTWATER INVESTOR SERVICES              CUTWATER ASSET MANAGEMENT
CORPORATION                             CORPORATION

By: /S/ CLIFFORD CORSO                  By: /S/ CLIFFORD CORSO
    ---------------------                  --------------------
    Clifford Corso                         Clifford Corso
    Chief Executive Officer                Chief Executive Officer
Date: March 16, 2015                    Date: March 16, 2015


-----------------------------------------------------------------------------
|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION   PERSHING GROUP LLC

By: /S/ JAMES P. AMBAGIS                 By: /S/ CLAIRE SANTANIELLO
    ----------------------                    ---------------------
    James P. Ambagis                          Claire Santaniello
    President                                 Chief Administrative Officer
                                              and Chief Risk Officer
Date:  October 21, 2015                  Date:  May 11, 2016


BNY MELLON INVESTMENT MANAGEMENT         BNY MELLON INVESTMENT MANAGEMENT
(APAC) HOLDINGS LIMITED                  (APAC) HOLDINGS LIMITED

By: /S/ EMILY CHAN                       By: /S/ DONI SHAMSUDDIN
    ----------------------                   ---------------------
    Emily Chan                               Doni Shamsuddin
    Director                                 Director
Date: April 19, 2016                     Date: April 19, 2016


BNY MELLON INTERNATIONAL ASSET          NEWTON MANAGEMENT LIMITED
MANAGEMENT GROUP LIMITED

By: /S/ GREG BRISK                      By: /S/  HELENA MORRISSEY
    ----------------------                  ----------------------
    Greg Brisk                              Helena Morrissey
    Director                                Director
Date: October 21, 2015                  Date:  July 17, 2015


MAM (MA) HOLDING TRUST                   MBC INVESTMENTS CORPORATION

By: /S/ MITCHELL E. HARRIS               By: /S/ PAUL A. GRIFFITHS
    ----------------------                   ---------------------
    Mitchell E. Harris                       Paul A. Griffiths
    President                                Chairman, President and
                                             Chief Executive Officer

Date:  September 18, 2015                Date:  April 29, 2016


MELLON OVERSEAS INVESTMENT               INSIGHT INVESTMENT MANAGEMENT
CORPORATION                              LIMITED

By: /S/ KURTIS R. KURIMSKY               By: /S/ CHARLES FARQUHARSON
    ----------------------                    ---------------------
    Kurtis R. Kurimsky                        Charles Farquharson
    Vice President and Controller             Chief Risk Officer
Date: October 7, 2015                    Date: February 16, 2016


BNY INTERNATIONAL FINANCING              BNY INTERNATIONAL FINANCING
CORPORATION                              CORPORATION

By: /S/ KURTIS R. KURIMSKY               By: /S/ JOHN M. ROY
    ----------------------                   ----------------------
    Kurtis R. Kurimsky                       John M. Roy
    President and Comptroller                Vice President
Date:  May 12, 2016                      Date:  August 15, 2016


BNY MELLON INVESTMENT MANAGEMENT         BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED                  (EUROPE)LIMITED

By: /S/ GREG BRISK                       By: /S/ GREG BRISK
    -----------------------                  ------------------------
    Greg Brisk                               Greg Brisk
    Director                                 Director
Date:  October 21, 2015                     Date:  October 21, 2015


BNY MELLON INVESTMENT MANAGEMENT         BNY CAPITAL MARKETS HOLDINGS, INC.
(JERSEY)LIMITED

By: /S/ GREG BRISK                       By: /S/ THOMAS P. GIBBONS
    -------------------------                ------------------------
    Greg Brisk                               Thomas P. Gibbons
    Director                                 Vice Chairman and Chief
                                             Financial Officer
Date: October 21, 2015                   Date: October 24, 2015


BNY MELLON INTERNATIONAL ASSET           BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED            MANAGEMENT (HOLDINGS) No. 1 LIMITED

By: /S/ GREG BRISK                       By: /S/ GREG BRISK
    -------------------------                --------------------------
    Greg Brisk                               Greg Brisk
    Director                                 Director
Date: October 21, 2015                   Date: October 21, 2015


MELLON CANADA HOLDING COMPANY            CUTWATER HOLDINGS, LLC

By: /S/ KELLY SCHWARTZ                   By: /S/ CLIFFORD CORSO
    ----------------------                   --------------------
    Kelly Schwartz                           Clifford Corso
    President and Director                   Chief Executive Officer
Date:  May 3, 2016                       Date: March 16, 2015


BNY MELLON PARTICIPACOES LTDA           BNY MELLON PARTICIPACOES LTDA

 By: /S/ CARLOS ALBERTO SARAIVA         By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
     --------------------                   ----------------------------------
     Carlos Alberto Saraiva                 Marcus Vinicius Mathias Pereira
     Director                               Director
Date: May 5, 2016                       Date: May 5, 2016


BNY MELLON INVESTMENT MANAGEMENT
APAC LP
By: BNY MELLON INVESTMENT
    MANAGEMENT HOLDINGS, LLC,
    General Partner
By: /S/ PAUL A. GRIFFITHS
    ------------------------
    Paul A. Griffiths
    President
Date: April 29, 2016


-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-        BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH                         GESELLSCHAFT mbH

By: /S/ KATARINA MELVAN                  By: /S/ CAROLINE SPECHT
    ----------------------                   ----------------------
    Katarina Melvan                          Caroline Specht
    Managing Director(Chairman)              Managing Director
Date: August 19, 2016                    Date: August 19, 2016

                           JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


-----------------------------------------------------------------------------
|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON              BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ CURTIS ARLEDGE                   By: /S/ DONALD HEBERLE
    ----------------------                    ---------------------
    Curtis Arledge                            Donald Heberle
    Vice Chairman                             Chief Executive Officer
Date:  August 26, 2015                   Date:  September 16, 2015


BNY MELLON, NATIONAL ASSOCIATION         THE BANK OF NEW YORK MELLON SA/NV

By: /S/ THOMAS J. DICKER                 By: /S/ LAURA AHTO
    ---------------------                    ------------------
    Thomas J. Dicker                         Laura Ahto
    Chief Operating Officer                  Chief Executive Officer
Date:  October 9, 2015                   Date: May 17, 2016


THE BANK OF NEW YORK MELLON              THE BANK OF NEW YORK MELLON

By: /S/ MITCHELL E. HARRIS               By: /S/ CURTIS ARLEDGE
    ----------------------                   ---------------------
    Mitchell E. Harris                        Curtis Arledge
    Senior Executive Vice President           Vice Chairman
Date:  August 27, 2015                   Date:  August 26, 2015


THE BANK OF NEW YORK MELLON TRUST        THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION            COMPANY, NATIONAL ASSOCIATION

By: /S/ ANTONIO PORTUONDO                By: /S/ KURTIS R. KURIMSKY
    ----------------------                   ---------------------
    Antonio Portuondo                         Kurtis R. Kurimsky
    President                                 Executive Vice President
Date:  October 20, 2015                  Date:  March 8, 2016


BNY MELLON TRUST OF DELAWARE             BNY MELLON TRUST OF DELAWARE

By: /S/ JAMES P. AMBAGIS                 By: /S/ LEE JAMES WOOLLEY
    ----------------------                   ---------------------
    James P. Ambagis                           Lee James Woolley
    President                                  Chairman and
                                               Chief Executive Officer
Date:  October 21, 2015                  Date:  October 19, 2015


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC                             BNY MELLON CAPITAL MARKETS, LLC

By: /S/ CLAIRE SANTANIELLO               By: /S/ JEFF GEARHART
    ---------------------                    ----------------------
    Claire Santaniello                       Jeff Gearhart
    Chief Administrative Officer             Chief Operating Officer
    and Chief Risk Officer
Date:  May  24, 2016                     Date:  October 19, 2016


ARX INVESTIMENTOS LTDA                   ARX INVESTIMENTOS LTDA

By: /S/ CAMILA SOUZA                     By: /S/ GUILHERME ABRY
    ----------------------                   ---------------------
    Camila Souza                             Guilherme Abry
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


BNY MELLON SERVICOS FINANCEIROS          BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES       DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A.                         MOBILIARIOS S.A.

By: /S/ CARLOS ALBERTO SARAIVA           By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
    ----------------------                   -----------------------------------
    Carlos Alberto Saraiva                   Marcus Vinicius Mathias Pereira
    Director                                 Director
Date:  May 5, 2016                       Date:  May 5, 2016


BNY MELLON ADMINISTRACAO DE ATIVOS       BNY MELLON ADMINISTRACAO DE ATIVOS
LTDA                                     LTDA

By: /S/ CARLOS ALBERTO SARAIVA           By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
    ----------------------                   -----------------------------------
    Carlos Alberto Saraiva                   Marcus Vinicius Mathias Pereira
    Director                                 Director
Date:  May 5, 2016                       Date:  May 5, 2016


BNY MELLON ALOCACAO DE PATRIMONIO        BNY MELLON ALOCACAO DE PATRIMONIO
LTDA                                     LTDA

By: /S/ GUSTAVO CASTELLO BRANCO          By: /S/ CAMILA SOUZA
    ----------------------                   ---------------------
    Gustavo Castello Branco                  Camila Souza
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


THE BOSTON COMPANY ASSET MANAGEMENT      BNY MELLON ASSET MANAGEMENT JAPAN
LLC                                      LIMITED

By: /S/ BART GRENIER                     By: /S/ SHIZU KISHIMOTO
    ----------------------                   ---------------------
    Bart Grenier                             Shizu Kishimoto
    Chairman and                             Representative Director
    Chief Executive Officer                  and President
Date:  July 16, 2015                     Date:  August 5, 2015


THE DREYFUS CORPORATION                  INSIGHT INVESTMENT MANAGEMENT
                                         (GLOBAL) LIMITED

By: /S/ JAMES BITETTO                    By: /s/ CHARLES FARQUHARSON
    ----------------------                   ----------------------
    James Bitetto                            Charles Farquharson
    Secretary                                Chief Risk Officer
Date:  July 30, 2015                     Date:  February 16, 2016


LOCKWOOD ADVISORS, INC.                  STANDISH MELLON ASSET MANAGEMENT
                                         COMPANY LLC
By: /S/ JOHN J. BRETT                    By: /S/ DAVID LEDUC
    ----------------------                   ----------------------
    John J. Brett                            David Leduc
    Chairman                                 Chief Executive Officer
                                             and Chief Investment Officer
Date:  July 30, 2015                     Date: October 23, 2015


MELLON CAPITAL MANAGEMENT                MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ W. CHRISTOPHER APPLER            By: /S/  KENNETH J. BRADLE
    ----------------------                   ---------------------
    W. Christopher Appler                    Kenneth J. Bradle
    Managing Director and                    President
    Chief Compliance Officer
Date:  August 4, 2015                    Date:  April 29, 2016


NEWTON INVESTMENT MANAGEMENT LIMITED     NEWTON INVESTMENT MANAGEMENT
                                         (NORTH AMERICA) LIMITED

By: /S/  JAMES HELBY                     By: /S/  JAMES HELBY
    ----------------------                   ---------------------
    James Helby                              James Helby
    Director                                 Chief Risk Officer
Date:  July 17, 2015                     Date:  June 30, 2016


CENTERSQUARE INVESTMENT MANAGEMENT       CENTERSQUARE INVESTMENT MANAGEMENT,
HOLDINGS, INC.                           INC.

By: /S/ R. JOSEPH LAW                    By: /S/ R. JOSEPH LAW
    ----------------------                   ----------------------
    R. Joseph Law                            R. Joseph Law
    Chief Financial Officer and              Chief Financial Officer and
    Chief Compliance Officer                 Chief Compliance Officer
Date:  July 15, 2015                     Date:  July 15, 2015


WALTER SCOTT & PARTNERS LIMITED          PARETO INVESTMENT MANAGEMENT LIMITED

By: /S/ RODGER NISBET                    By: /S/ CHARLES FARQUHARSON
    ----------------------                   ----------------------
    Rodger Nisbet                            Charles Farquharson
    Executive Chairman                       Chief Risk Officer
Date: July 15, 2015                      Date: February 16, 2016


BNY MELLON WEALTH MANAGEMENT,            BNY MELLON INVESTMENT MANAGEMENT
ADVISORY SERVICES, INC.                  CAYMAN LTD

By: /S/ MARIE-CLAUDE LEPAGE              By: /S/ BRENDON J. DONNELLAN

    ----------------------                   ----------------------
    Marie-Claude Lepage                      Brendon J.Donnellan
    Chief Compliance Officer                 Director
Date:  May 9, 2016                       Date: August 22, 2016


BNY MELLON TRUST COMPANY                 BNY MELLON TRUST COMPANY
(CAYMAN) LIMITED                         (CAYMAN) LIMITED

By: CANELLA SECRETARIES                  By: CANELLA SECRETARIES
    (CAYMAN) LTD, Secretary                  (CAYMAN) LTD, Secretary
By: /S/GILLIAN NELSON                    By: /S/ PATRICIA BRUZIO
    -----------------------                  -----------------------
    Gillian Nelson                           Patricia Bruzio
    Authorized Person                        Authorized Person
Date: May 17, 2016                       Date: May 17, 2016


CUTWATER INVESTOR SERVICES              CUTWATER ASSET MANAGEMENT
CORPORATION                             CORPORATION

By: /S/ CLIFFORD CORSO                  By: /S/ CLIFFORD CORSO
    ---------------------                  --------------------
    Clifford Corso                         Clifford Corso
    Chief Executive Officer                Chief Executive Officer
Date: March 16, 2015                    Date: March 16, 2015


-----------------------------------------------------------------------------
|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION   PERSHING GROUP LLC

By: /S/ JAMES P. AMBAGIS                 By: /S/ CLAIRE SANTANIELLO
    ----------------------                    ---------------------
    James P. Ambagis                          Claire Santaniello
    President                                 Chief Administrative Officer
                                              and Chief Risk Officer
Date:  October 21, 2015                  Date:  May 11, 2016


BNY MELLON INVESTMENT MANAGEMENT         BNY MELLON INVESTMENT MANAGEMENT
(APAC) HOLDINGS LIMITED                  (APAC) HOLDINGS LIMITED

By: /S/ EMILY CHAN                       By: /S/ DONI SHAMSUDDIN
    ----------------------                   ---------------------
    Emily Chan                               Doni Shamsuddin
    Director                                 Director
Date: April 19, 2016                     Date: April 19, 2016


BNY MELLON INTERNATIONAL ASSET          NEWTON MANAGEMENT LIMITED
MANAGEMENT GROUP LIMITED

By: /S/ GREG BRISK                      By: /S/  HELENA MORRISSEY
    ----------------------                  ----------------------
    Greg Brisk                              Helena Morrissey
    Director                                Director
Date: October 21, 2015                  Date:  July 17, 2015


MAM (MA) HOLDING TRUST                   MBC INVESTMENTS CORPORATION

By: /S/ MITCHELL E. HARRIS               By: /S/ PAUL A. GRIFFITHS
    ----------------------                   ---------------------
    Mitchell E. Harris                       Paul A. Griffiths
    President                                Chairman, President and
                                             Chief Executive Officer
Date:  August 27, 2015                  Date:  April 29, 2016


MELLON OVERSEAS INVESTMENT               INSIGHT INVESTMENT MANAGEMENT
CORPORATION                              LIMITED

By: /S/ KURTIS R. KURIMSKY               By: /S/ CHARLES FARQUHARSON
    ----------------------                    ---------------------
    Kurtis R. Kurimsky                        Charles Farquharson
    Vice President and Controller             Chief Risk Officer
Date: October 7, 2015                    Date: February 16, 2016


BNY INTERNATIONAL FINANCING              BNY INTERNATIONAL FINANCING
CORPORATION                              CORPORATION

By: /S/ KURTIS R. KURIMSKY               By: /S/ JOHN M. ROY
    ----------------------                   ----------------------
    Kurtis R. Kurimsky                       John M. Roy
    President and Comptroller                Vice President
Date:  May 12, 2016                      Date:  August 15, 2016


BNY MELLON INVESTMENT MANAGEMENT         BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED                  (EUROPE)LIMITED

By: /S/ GREG BRISK                       By: /S/ GREG BRISK
    -----------------------                  ------------------------
    Greg Brisk                               Greg Brisk
    Director                                 Director
Date:  October 21, 2015                     Date:  October 21, 2015


BNY MELLON INVESTMENT MANAGEMENT         BNY CAPITAL MARKETS HOLDINGS, INC.
(JERSEY)LIMITED

By: /S/ GREG BRISK                       By: /S/ THOMAS P. GIBBONS
    -------------------------                ------------------------
    Greg Brisk                               Thomas P. Gibbons
    Director                                 Vice Chairman and Chief
                                             Financial Officer
Date: October 21, 2015                   Date: October 24, 2015


BNY MELLON INTERNATIONAL ASSET           BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED            MANAGEMENT (HOLDINGS) No. 1 LIMITED

By: /S/ GREG BRISK                       By: /S/ GREG BRISK
    -------------------------                --------------------------
    Greg Brisk                               Greg Brisk
    Director                                 Director
Date: October 21, 2015                   Date: October 21, 2015


MELLON CANADA HOLDING COMPANY            CUTWATER HOLDINGS, LLC

By: /S/ KELLY SCHWARTZ                   By: /S/ CLIFFORD CORSO
    ----------------------                   --------------------
    Kelly Schwartz                           Clifford Corso
    President and Director                   Chief Executive Officer
Date:  May 3, 2016                       Date: March 16, 2015


BNY MELLON PARTICIPACOES LTDA           BNY MELLON PARTICIPACOES LTDA

 By: /S/ CARLOS ALBERTO SARAIVA         By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
     --------------------                   ----------------------------------
     Carlos Alberto Saraiva                 Marcus Vinicius Mathias Pereira
     Director                               Director
Date: May 5, 2016                       Date: May 5, 2016


BNY MELLON INVESTMENT MANAGEMENT
APAC LP
By: BNY MELLON INVESTMENT
    MANAGEMENT HOLDINGS, LLC,
    General Partner
By: /S/ PAUL A. GRIFFITHS
    ------------------------
    Paul A. Griffiths
    President
Date: April 29, 2016


-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-        BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH                         GESELLSCHAFT mbH

By: /S/ KATARINA MELVAN                  By: /S/ CAROLINE SPECHT
    ----------------------                   ----------------------
    Katarina Melvan                          Caroline Specht
    Managing Director(Chairman)              Managing Director
Date: August 19, 2016                    Date: August 19, 2016